ROBECO-SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022


                                  July 13, 2010

VIA EDGAR
----------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor, Esq.

             Re: Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. Registration Statement on Form N-2
                    File Nos.: 333-152796 and 811-22225
                    -----------------------------------


Dear Mr. O'Connor:

          Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 13, 2010 or as soon as practicable thereafter.

          Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                   ROBECO-SAGE MULTI-STRATEGY TEI
                                   INSTITUTIONAL FUND, L.L.C.


                                   By: /s/ Timothy J. Stewart
                                       ----------------------------------
                                       Name:  Timothy J. Stewart
                                       Title: Principal Manager

                                   ROBECO SECURITIES, L.L.C.

                                   By: /s/ William G. Butterly
                                       ----------------------------------
                                       Name:  William G. Butterly
                                       Title: Chief Legal Officer